

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2020

Lawrence A. Kenyon
President, Chief Executive Officer and Chief Financial Officer
Outlook Therapeutics, Inc.
7 Clarke Drive
Cranbury, New Jersey 08512

> **Re: Outlook Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 8, 2020**
> **File No. 333-237607**

Dear Mr. Kenyon:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Chris Edwards at (202) 551-6761 with any questions.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　Office of Life Sciences

cc:　　Marianne C. Sarrazin